Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES
THE FINAL 2013 ANNUAL MEETING BOARD OF DIRECTOR ELECTION RESULTS

Calgary, Alberta, Canada – May 9, 2013

Precision Drilling Corporation (“Precision”) today announced the final director election results from its 2013 annual general and special meeting of shareholders held on May 8, 2013.  The following nine nominees were appointed as directors of Precision to serve until the next annual meeting of shareholders of Precision, or until their successors are elected or appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
William T. Donovan	208,310,204	99.35	1,369,793	0.65
Brian J. Gibson	208,510,124	99.44	1,169,873	0.56
Allen R. Hagerman	208,596,342	99.48	1,083,655	0.52
Catherine Hughes	208,497,110	99.44	1,182,887	0.56
Stephen J.J. Letwin	208,225,055	99.31	1,454,942	0.69
Kevin O. Meyers	208,609,266	99.49	1,070,731	0.51
Patrick M. Murray	208,580,048	99.48	1,099,949	0.52
Kevin A. Neveu	208,318,826	99.35	1,361,171	0.65
Robert L. Phillips	206,045,167	98.27	3,634,830	1.73

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com